CRW FINANCIAL, INC.
               SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 24, 1996
                  RELATING TO 1,354,628 SHARES OF COMMON STOCK


                            Dated: December 5, 1996


         The cover page of the Prospectus is amended by adding the following text after the first paragraph thereof:

         The Company effected a 3-for-1 Common Stock split (the "Stock Split") payable on October 24, 1996 to record holders of Common Stock on October 14, 1996. As a result of the Stock Split, rights to acquire Common Stock under the Preferred Stock, Warrants, Options and the Subordinated Note were similarly adjusted. Accordingly, this Prospectus currently relates to (i) 1,290,879 shares of Common Stock underlying shares of Preferred Stock, (ii) 751,812 shares of Common Stock underlying the Warrants, (iii) 900,000 shares of Common Stock underlying the Options, (iv) 615,384 shares of Common Stock underlying the Subordinated Note and (v) 505,809 shares of outstanding Common Stock.

         The text under the heading "THE COMPANY" is amended by adding the following before the last paragraph under such heading:

         The Company's Board of Directors has voted to sell the assets of its receivables management and debt collection division, including all assets of Kaplan (collectively, "Management and Collection Division"), and to spin-off its CMC subsidiary. The Company has retained an investment banking firm to assist in the sale of the Management and Collection Division. The spin-off of CMC will be effectuated by distributing all of the outstanding common stock of CMC currently held by the Company to the Company's shareholders.

         After the sale of the Management and Collection Division and spin-off of CMC, the Company's only asset will be its 6,162,130 shares of TeleSpectrum Common Stock (assuming exercise of all of the TeleSpectrum Warrants) and the Company does not currently intend to pursue any further acquisitions. The planned sale of the Management and Collection Division and spin-off of CMC are intended to allow Company shareholders to more easily value their Company Common Stock based on the value of the Company's TeleSpectrum Common Stock and the value realized from the sale of the Management and Collection Division and spin-off of CMC. There can be no assurance, however, that either the sale of the Management and Collection Division or spin-off will occur, or that if they do occur, that Company shareholders could not have realized greater value from their shares of Company Common Stock if the sale of the Management and Collection Division and spin-off of CMC had not occurred.